NEWS RELEASE

Shaw to use new 600 MHz Wireless Spectrum to improve current LTE service and lay foundation for 5G

Calgary, Alberta (April 10, 2019) – Shaw Communications Inc. (“Shaw”) is pleased to announce that its wireless subsidiary, Freedom Mobile Inc., has successfully acquired 11 paired blocks of 20-year 600 MHz spectrum, across its wireless operating footprint, for a total price of $492 million, or $0.78 per MHz-Pop. The spectrum acquisition rights secured through the auction include 30 MHz across each of British Columbia, Alberta and Southern Ontario as well as 20 MHz in Eastern Ontario.

“We have made significant investments to improve the wireless experience for Canadians, becoming a true alternative to the incumbents, with a differentiated value proposition. The addition of this 600 MHz low band spectrum will not only vastly improve our current LTE service but will also serve as a foundational element of our 5G strategy providing innovative and affordable wireless services to Canadians for years to come,” said Brad Shaw, Chief Executive Officer, Shaw Communications Inc.

Shaw plans to fund the payment to the federal government for these spectrum licences from cash on hand.

About Shaw

Shaw Communications Inc. is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone and video services. The Wireless division provides wireless voice and LTE data services through an expanding and improving mobile wireless network infrastructure.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

Caution Regarding Forward Looking Statements

Statements included in this news release that are not historic constitute forward looking statements within the meaning of applicable securities laws. Such statements include, but are not limited to, statements concerning the acquisition, payment and subsequent deployment of the 600 MHz wireless spectrum. These statements are based on assumptions made by Shaw that it believes are appropriate and reasonable in the circumstances, including without limitation, the unanticipated subsequent operational, technological, regulatory or financial challenges or delays associated with the deployment of such spectrum that could arise. Undue reliance should not be placed on any forward-looking statement. Many factors, including those not within Shaw’s control, may cause actual results to be materially different from the views expressed or implied by such forward-looking statements, including but not limited to: changes in the general economic, market and business conditions; changes in the competitive environment in the markets in which Shaw operates and from the development of new markets for emerging technologies (including 5G); any change, or technological or other challenge, associated with transition of existing users of 600 MHz spectrum, including over-the-air television broadcasters; changing industry trends and technological developments; Shaw’s ability to execute its strategic plans and capital projects; Shaw’s failure to grow subscribers; Shaw’s failure to have the spectrum resources required to execute on its current and long-term strategic initiatives; and changes in laws, regulations and decisions by regulators that affect Shaw or the markets in which it operates. The foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein. Any forward-looking statements contained herein speak only as of the date of this news release. Except as required by law, Shaw disclaims any obligation to update any forward-looking statement.

For more information, please contact:

Shaw Investor Relations

Investor.relations@sjrb.ca